Oneita Industries, Inc.
                             4130 Faber Place Drive
                           Charleston, South Carolina



                                        October 7, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Oneita Industries, Inc.:  Withdrawal
          of S-1 Registration Statement (Registration No. 33-333-00771)

Gentlemen:

     Pursuant to Rule 477 (a) of Regulation C promulgated under the Securities Act of 1993, as amended (the"Act"), Oneita Industries, Inc. ("Oneita") hereby requests the withdrawal of its registration statement on form S-3 (Registration No. 333-00771) filed on February 7, 1996 ( the "Registration Statement") with respect to the registration of 1,607,143 shares of common stock, par value $.25 per share, of Oneita (the" Common Stock"). Oneita's Board of Directors had determined not to proceed with the proposed rights offering of Common Stock at this time. Since no shares of Common Stock have been sold pursuant to the Registration Statement, Oneita requests that the Registration Statement be withdrawn with respect to all of the shares of Common Stock to have been registered.

                                        Very truly yours,

                                        ONEITA INDUSTRIES, INC.


                                        By:/s/Edward I. Kramer
                                           Edward I. Kramer
                                           Secretary

cc:  H. Roger Schwall, Esq. (SEC)
     Rebecca Bohland, Esq. (SEC)
     Robert M. Gintel
     C. Michael Billingsly
     William H. Boyd
     Neil M. Kaufman, Esq.
     Sharon Udolf, NYSE